Filer: The AES Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 001-12291

Subject Company: Gener S.A.
Commission File No: 001-13210

These materials contain forward-looking statements concerning the financial condition, results of operations and business of AES following the consummation of its proposed acquisition of Gener and the anticipated financial and other benefits of such proposed acquisition. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would", or similar expressions. These forward looking statements are not guarantees of future performances and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere. For a description of certain of these risks please refer to AES's and Gener's filings with the SEC.

* * * * *

These materials are for informational purposes only. It is not an offer to buy or a solicitation of an offer to sell any shares of AES common stock. The solicitation of offers to buy Gener common stock will only be made pursuant to a prospectus and related materials that AES has sent to Gener shareholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

* * * * *

AES has filed a Tender Offer Statement and an Exchange Offer Registration Statement with the Securities and Exchange Commission. We urge investors and security holders of Gener to read carefully the U.S. exchange offer regarding the proposed transaction because it contains important information about the transaction. Investors and security holders may obtain a free copy of the U.S. exchange offer and other documents filed by AES and Gener with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The U.S.

exchange offer and these other documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1-800-755-3105.

* * * * *

For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a press release.

* * * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933.

The Global Power Company

December 1, 2000

Dear Gener ADS Holder:

On November 3, 2000, The AES Corporation announced its offer to exchange all Gener S.A. ADSs for AES common stock valued at US $16.00 per ADS.

To help you better understand the offer, AES invites you to participate in a special conference call on Thursday, December 7, 2000, at 11:00 a.m. New York City time. The format will consist of approximately 15 minutes of comments from AES management and a question and answer session where you will be able to ask AES management any questions you may have about the offer.

If you wish to participate in the call, U.S.-based ADS holders can dial toll-free to 888-273-9890 shortly before 11:00 a.m. on December 7. The international access/caller-paid dial in number is 612-332-0932. Please ask the operator for the ‘‘AES Corporation’’ conference call. Note that there are a limited number of spaces available on this call, and that it is open to Gener ADS holders by invitation only. We will not be discussing any material that has not already been made public prior to the commencement of the call.

We have enclosed a copy of a short presentation outlining AES and our offer for the Gener S.A. ADSs for your information ahead of the conference call. We look forward to speaking with new ADS holders, as well as continuing our dialogue with those holders we have already spoken to, on December 7.

THE AES CORPORATION

Tender Offer for Gener ADSs

December 2000

Table of Contents

1.   Introduction

2.   Tender Offer

3.   The AES Corporation

4.   Conclusion

1

1.   Introduction

2.   Tender Offer

3.   The AES Corporation

4.   Conclusion

Introduction

  The AES Corporation is pleased to present its tender offer for 100% of the outstanding ADSs of Gener S.A.

  AES’s offer provides Gener ADS holders with a substantial control premium and liquidity for their shares

  Copec, Gener’s largest shareholder, has stated that it intends to tender all its shares pursuant to AES’s Chilean offer, while TotalFinaElf has agreed to purchase Gener’s Argentine assets, subject to certain conditions, upon the completion of the offer

  In order to take advantage of the offer, you should vote FOR the elimination of the 20% ownership limit before the December 11 ADS voting deadline

3

1.   Introduction

2.   Tender Offer

3.   The AES Corporation

4.   Conclusion

Summary of offers’ terms

(*) Each ADS represents 68 Gener common shares

Offer for Gener ordinary shares (Chile)

  Open to all holders of Gener ordinary shares

  Tender for 61.6% of total outstanding shares, excluding shares represented by ADSs

  Purchase price payable in cash, in Ch$ equivalent to US$ 0.235294118 per share, at the average observed exchange rate over the 10 days prior to the expiration date of the Chilean offer

  Proration if tendered shares in Chile exceed 3,466.6 MM shares

  Offer subject, among other conditions, to:

    the amendment of the bylaws to eliminate the 20% ownership restriction the tender of at least a majority of outstanding shares

  Tender through a Remate on the Santiago Stock Exchange

Offer for Gener ADSs (U.S.)

  Offer open to all holders of Gener ADSs

  ADS holders will be able to tender their shares in exchange for AES stock

  ADS holders will receive AES stock with a value intended to be equal to the price paid to holders of Gener ordinary shares

  The US offer will be subject, among other conditions, to the closing of the Chilean offer

  The US offer is expected to close the next business day following the Remate

AES’s agreement with TotalFinaElf

  On November 28, AES announced that it entered into an agreement with TotalFinaElf to sell all of Gener’s Argentine electricity generation and transmission assets in the event AES acquires control of Gener

  The sale to TotalFinaElf is subject to, among other things, the following conditions:

    the acquisition by AES of at least a majority of the outstanding shares, including shares represented by ADSs satisfaction by TotalFinaElf of a due diligence review

  The aggregate purchase price of the Argentine assets, including a loan held by Gener in Piedra del Aguila, is approximately $652 million

The Bylaw amendment vote

  In order for the AES tender to succeed, shareholders must vote in favor of the bylaw amendment

  The bylaw amendment requires the approval of 75% of all outstanding shares. Given this very high threshold, every vote is very important

  Without approval of this bylaw amendment, no premium offer for control of Gener can be completed. Furthermore, voting for the bylaw amendment does not obligate you to tender your ADSs to AES

  If you abstain or do not vote, the effect will be the same as if you voted against the adoption of the proposal.Vote FOR the bylaw amendment today

Record date for the Bylaw amendment vote

  Citibank, the ADS depository for Gener, has stated that all ADS holders of record on November 24 will be eligible to vote on the Bylaw amendment proposal

  All votes associated with ADSs that settle after the November 24 U.S. record date will be lost. If you wish to add to your Gener position and not negatively affect the outcome of the vote, you should wait until after the December 12 meeting before purchasing additional ADSs

  Similarly, all votes associated with ADSs created from converting ordinary shares after November 24 will also be lost. If you own ordinary shares and want to convert them to ADSs to participate in the U.S. offer, you should vote the shares in Chile and convert them to ADSs after the December 12 meeting to ensure that your vote is counted

After the Bylaw amendment vote

  If the Bylaw amendments are approved on December 12, the following steps will occur:

    the new Bylaws must be registered with the Chilean Registry of Commerce and published in the Official Gazette, a process which may take several business days after the registration and publication process is completed, the date of the Chilean Remate will be announced, and could be accomplished within 10 business days following the registration

Summary of the AES offer’s benefits

AES bid vs. historic Gener price

AES’s tender offer price represents a nearly 40% premium over the last 10-day closing price average before announcement

Source: Santiago Stock Exchange
(*) Based on November 3rd, 2000 Observed Dollar exchange rate of Ch$ 571.8/ US$

Gener price evolution

The Chilean IPSA index has outperformed Gener over the past 2 years

Flow to Gener shareholders

Source: FECU

Financial performance of Gener

Gener’s financial performance has deteriorated over the past few years and has not created significant shareholder value

(*) EBITDA = Operating income + Depreciation + Amortization
Source: FECU

16

1.   Introduction

2.   Tender Offer

3.   The AES Corporation

4.   Conclusion

AES is the leading global power company

  AES is the largest global power company:

    17 MM distribution customers worldwide

    137 generation plants with over 49,000 MW capacity

    Operations in 28 countries throughout Latin America, U.S., Europe and Asia

    56,000 AES people worldwide

    US$ 28 billion market cap

  Mission: Serve the world’s need for electricity

  Guiding principles: Fairness, fun, integrity and social responsibility

  Proven track record

AES’s presence in Latin America

- 15,000 MW capacity
- 15.7 MM clients

Santo Domingo
Caracas
San Salvador
Belo Horizonte
Rio de Janeiro
Sao Paulo
Porto Alegre
Buenos Aires

- Important cities
- Operating plant
- Plant under construction
- Distribution utility
- Office

19

Consistent and strong financial performance

AES stock performance

  AES trades an average of 2.3 MM shares daily, or approximately US$ 130 MM
  AES stock is included in the S&P 500, and was recently added to the Dow Jones Utility Average, which should further enhance their liquidity

  AES is experienced in closing transactions for shareholders’ benefit

IPALCO	(U.S. utility) US$ 2,200 MM stock for stock transaction *
DRAX	(3,960 MW UK power station) US$ 1,000 MM bond refinancing
Alicura	(1,000 MW Argentine hydro) US$ 205 MM purchase
Mohave	Bid to acquire 1,580 MW coal-fired plant for US$ 667 MM *
NIGEN	(640 MW) acquired control from Tractebel for US$ 82 MM
Puerto Rico	(454 MW) completed US$ 815 MM financing
EDC	(Venezuelan utility) US$ 1,600 MM purchase

  (*)  Denotes pending transaction

  Analysts’ comments

  Andre Meade (Commerzbank), 11/03/00

    “[AES has] had good success in Latin America with companies that are out of favor, and then turning them around”

  Chris Ellinghaus (Salomon Smith Barney), 9/20/00

    “We believe AES is the best pure-play growth investment vehicle in global power asset development”

  Robert Chewning (Morgan Stanley Dean Witter), 9/13/00

    “AES continues to execute a business plan of acquisition and development that we believe will result in annual EPS growth of at least 30%”

  Press quotes

  Utility Business, April 2000

    “AES grew to be a $3.3 billion global energy provider with one of the highest-rated stocks…there’s virtually no turnover among senior executives”

  The Yankee Group, April 2000

    “AES likely will remain one of the few power companies worth watching”

  Global Energy Business, February 2000

    “AES has amassed more power generation today than many of the world’s nations possess…AES has demonstrated exquisite comportment and excellent grades”

  24

  1. Introduction

  2. Tender Offer

  3. The AES Corporation

  4. Conclusion

  Conclusion

    AES offers ADS holders the opportunity to realize a substantial control premium and liquidity for their Gener shares
    Copec has stated that it intends to tender all of its shares pursuant to AES’s Chilean offer, and TotalFinaElf has agreed, subject to certain conditions, to acquire Gener’s Argentine assets following the offer
    In order for the transaction to succeed, ADS holders must vote FOR the elimination of the 20% ownership restriction limit before the voting deadline of 10:00am New York time on December 11

  Tender Offer
  for Gener ADSs

  December 2000